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# ANNUAL REPORTS
# FORM X-17A-5
# PART III ✗

SEC FILE NUMBER

8-65467

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING <u>1/1/2022</u> AND ENDING <u>12/31/2022</u>
          MM/DD/YY                                      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brock Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

505 Park Avenue - 14th Floor
_____
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Charles Brock | 212-209-3000 | cbrock@brockcapital.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Clifton Larson Allen LLP
_____
(Name – if individual, state last, first, and middle name)

| 293 Eisenhower Pkwy - Suite 290 | Livingston | NJ | 07039 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| October 16, 2003 | 655 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**


* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Charles L. Brock _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brock Securities LLC _____, as of December 31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

D ..IU LEVER
Notary Public, State of New York
N 0 U BE N 6345
Quali.. : ew : k County
Commission Expir y 21, 2023

Signature: *Charles Brock*

Title: *Chairman + CEO*

Notary Public

**This filing** contains (check all applicable boxes):**

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**BROCK SECURITIES LLC**
**REPORT PURSUANT TO RULE 17a-5(d)**
**DECEMBER 31, 2022**

## Contents



CliftonLarsonAllen LLP
CLAconnect.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Brock Securities LLC
New York, NY

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brock Securities LLC (the "Company") as of December 31, 2022, and the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2018.

Livingston, New Jersey
February 27, 2023

## ASSETS

| | |
|---|---:|
| Cash | $ 202,200 |
| Other assets | 10,517 |
| Total Assets | $ 212,717 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---:|
| Accrued Expenses | $ 3,625 |
| Due to Related parties | 36,854 |
| Total Liabilities | 40,479 |
| Member's equity | 172,238 |
| Total Liabilities and Member's Equity | $ 212,717 |

The accompanying footnotes are an integral part of these financial statements.

# BROCK SECURITIES LLC
## NOTES TO FINANCIAL STATEMENTS
### DECEMBER 31, 2022

## NOTE 1 – ORGANIZATION AND OPERATIONS:

Brock Securities LLC (The "Company"), a limited liability company, was organized in the state of Delaware on July 13, 2002. The Company is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC).

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

### Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

### Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue Recognition
The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers ("Topic 606"), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. For the year ended December 31, 2022 $40,000 was recognized at a point in time and $0 was recognized over time.

### Accounts Receivable
The Company recognizes revenue from placement fees, success fees and other service fees in the period they are earned and are reasonably assured as collectible. Accounts receivable is reviewed periodically. The Company's accounts receivable balance at December 31, 2021 was $0.

### Allowance for Doubtful Accounts
To provide for losses from bad debts, the allowance is provided according to the actual default amount. In December 2022, the Company determined that accounts receivable balance was uncollectable so an allowance of $25,000 was recorded.

3

## NOTE 3 - NET CAPITAL:

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $161,721 at December 31, 2022, which exceeds required net capital of $100,000 by $61,721.

The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(i) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the information relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

## NOTE 4 – SIGNIFICANT GROUP CONCENTRATION OF RISK:

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

The Company maintains cash balances at financial institutions that, at various times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

## NOTE 5 – RELATED PARTY TRANSACTIONS:

The Company has an expense sharing agreement with the Parent to share the personnel, administrative service and use of office space related to the Company's operation. As of December 31, 2022, the Company owed the parent $36,854. During 2022, the Company incurred fees of $125,310. The Company accounts for its lease arrangement through the expense sharing agreement as a short-term lease and does not recognize a right of use asset nor corresponding liability.

During 2022, the Company received a capital contribution in the form of an accounts payable forgiveness from its Parent in the amount of $82,481.

## NOTE 6 – PROVISIONS FOR INCOME TAXES:

The Company was organized as a sole member LLC and as such, no provision for federal and state taxes have been made since the Company in not a taxable entity. The member is liable for the taxes on the Company's income or loss.

The Company follows the Income Taxes Topic of the FASB Accounting Standards Codification, which provides guidance for how uncertain tax provisions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of the tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2022 management has determined that there are no material uncertain income tax positions.

## NOTE 7 – CONCENTRATIONS:

During 2022, one engagements accounted for approximately 100% of the Company's revenue.

## NOTE 8 – COMMITMENTS AND CONTINGENCIES:

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2022 or during the year then ended.

## NOTE 9 – GOING CONCERN:

The Company has experienced a net loss, negative operating cash flows at the year ended December 31, 2022. These factors cause substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of this report. The Company's Parent has stated it will continue to support the Company's operation through cash contributions when needed.

## NOTE 10 – SUBSEQUENT EVENTS:

The Company has evaluated all events or transactions that occurred after December 31, 2022 through February 28, 2023, which is the date that these financial statements were issued. During this period, there were no material subsequent events requiring disclosure.